The Cookie Department, Inc.

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-82,479.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	40,636.67
Inventory Asset	-8,930.35
Inventory Asset:Finished Product On Hand	593.16
Inventory Asset:Packaging Inventory	-8,390.88
Prepaid Creative Services	8,013.49
Accumulated Depreciation	3,126.21
Accumulated Amoritization	-8,013.49
Accounts Payable	-19,652.67
American Express -73000	2,989.04
Best Buy Credit Card 8827	-478.67
Capital One Credit Card	-716.00
Chase Credit Card 2850	250.23
US Bank Credit Card 5090	4,509.52
Wells Fargo Business Card 4862	1,920.27
Loan Payable - Bob Grossman	-5,000.00
Loan Payable - Pam Marcus	-1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,856.53**
Net cash provided by operating activities	**$ -72,622.80**
INVESTING ACTIVITIES	
Printing Plates	-3,750.00
Loan to Shareholder - AR	861.00
Net cash provided by investing activities	**$ -2,889.00**
FINANCING ACTIVITIES	
Convertible Note:Convertible Note - Andrea Kirschner	897.54
Convertible Note:Convertible Note - Barry Labov	3,051.61
Convertible Note:Convertible Note - Charles Lawrence	598.36
Convertible Note:Convertible Note - Danielle Woods	598.36
Convertible Note:Convertible Note - David Ramone	5,983.56
Convertible Note:Convertible Note - Noah Alper	598.35
Convertible Note:Convertible Note - Renae Scott	299.18
Convertible Note:Convertible Note - Wilson Tsai	598.35
Convertible Note:Convertible Note Wefunder	66,300.50
Irene Unterberger Website Development Loan	-4,149.96
Micro Loan - OBDC	-8,647.57
Adjustment to Shareholder Equity	26,714.29
Retained Earnings	10,395.24
Net cash provided by financing activities	**$103,237.81**
NET CASH INCREASE FOR PERIOD	**$27,726.01**
Cash at beginning of period	47,073.18

The Cookie Department, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
CASH AT END OF PERIOD	**$74,799.19**